UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55036/January 3, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12492

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In the Matter of   :
                                                          :
EXPROFUELS, INC.,   :   ORDER MAKING FINDINGS AND
OILEX, INC.,   :   REVOKING REGISTRATIONS
WINDSOR ACQUISITION CORP., and   :   BY DEFAULT
ZEROS USA, INC.   :
                                                          :
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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 1, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents Exprofuels, Inc. (Exprofuels), Oilex, Inc. (Oilex), Windsor Acquisition Corp. (Windsor), and Zeros USA, Inc. (Zeros), were served with the OIP no later than December 4, 2006. 17 C.F.R. § 201.141(a)(2)(ii). To date, no Respondent has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

        The Division of Enforcement (Division) filed motions for default on December 8, 2006, against all Respondents for failing to file Answers to the OIP, or in the alternative, for leave to file motions for summary disposition. The Division seeks revocation of the securities of Respondents registered with the Commission under Exchange Act Section 12. To date, no Respondent has filed a response to the Division's motions.

        Respondents are in default for failing to file Answers to the OIP, respond to the Division's motions within the time provided, and otherwise defend the proceeding against them. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, the following allegations are deemed to be true.

        Exprofuels (CIK No. 1034651) is a void Delaware corporation located in San Antonio, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Exprofuels is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 1998, which reported net losses of $684,389.

        Oilex (CIK No. 1020333) is a revoked Nevada corporation located in Houston, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Oilex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $1.3 million for the prior three quarters. As of November 29, 2006, the company's common stock (symbol: OLEX) was traded on the over-the-counter markets.

Windsor (CIK No. 1096115) is a void Delaware corporation located in Richardson, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Windsor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 1, 1999, which reported $500 in assets and no revenue.

Zeros (CIK No. 1042907) is a Texas corporation located in Houston, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Zeros is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended June 30, 1998.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Exprofuels, Oilex, Windsor, and Zeros.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Exprofuels, Inc., Oilex, Inc., Windsor Acquisition Corp., and Zeros USA, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge